

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

**Re: Sprout Social, Inc.
Registration Statement on Form S-1
Exhibit No. 10.4
Filed October 25, 2019
File No. 333-234316**

Dear Mr. Howard:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance